PAZOO, INC.
February 22, 2012

Via EDGAR

Christopher Chase
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Pazoo, Inc.
       Amendment No. 3 to Registration Statement on Form S-1
       Filed January 31, 2012
       File No. 333-178037

Dear Mr. Chase:

I write in response to your letter dated February 9, 2012 seeking comments and/or information with regard to the above-referenced filing.

As requested in your letter please find our written responses below.  Additionally, today we have filed a substantive amendment (Amendment No. 4) to the previously filed Form S-1.  For ease of review of the Form S-1/A, we have attached to this letter a copy of the Form S-1/A which highlights the changes to address the comments noted in your letter.

Dilution, page 18

1. We reissue comment 14 of our letter dated January 11, 2012. Please revise your dilution disclosure to provide a comparison of the contribution of individuals purchasing shares in this offering, assuming an offering price of $0.005, to the effective cash contribution of your officers, directors, promoters and affiliated persons that were previously granted shares at no cost. See Item 506 of Regulation S-K.

We have made the requested revisions to this section in Amendment No. 4.

Selling Security Holders, page 19

2. Please revise the third sentence of the first paragraph of this subsection to clarify that only the Selling Security Holders may offer shares in reliance on this filing. Currently, your disclosure inaccurately suggests that any “current stock holder” may re-sell all of its shares in reliance on this registration statement.

We have made the requested revision to this section in Amendment No. 4.

3. Please delete the last sentence of the second paragraph of this subsection as inappropriately suggests that the company is not responsible for the disclosure contained in the prospectus.

We have deleted the verbiage in question in Amendment No. 4.

Description of Business, page 33

4. Where statements are made in reliance on independent third party data, please disclose the source of that data. Where statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com

PAZOO, INC.

your belief.  For example, we note your statement on page 34 that Amazon has “given Pazoo a very high rating for its mini-site performance”; your statement on page 35 that the “pet retail marketplace is one of the most stable markets even in the worst of economic times”; and your statement on 35 that management has “a deep consumer package goods experience and pet industry experience.”

We have disclosed the sources of data used and have clarified such statements made to this section in Amendment No. 4.

5. Please disclose your total number of employees and number of full time employees. See Item 101(h)(4)(xii) of Regulation S-K.

We have made the requested disclosures to this section in Amendment No. 4.

Pazoo Marketing and Promotion, page 34

Pazzo.com Mini Web Site, page 34

6. Considering your lack of significant revenues to date, please tell us the basis for your statement in the first paragraph under this subheading that you have “developed a small but loyal client base.”

We have clarified the basis of our opinions in this section in Amendment No. 4.

Phase 1 – Building Pazoo.com’s Relationship…, page 35

7. Please expand your discussion of Phase I to specifically describe the distribution method for products currently sold on your website. We note your disclosure on page 34 that you have created a working relationship with Amazon, but there is no further explanation of how this relationship is manifested. In this regard, we note that the links on your website appear to take you to products that are sold directly by Amazon or through other vendors.

We expanded this section in Amendment No. 4 to further explain the relationship between the Company and Amazon.com.

Security Ownership of Certain Beneficial Owners and Management, page 44

8. We reissue, in part, comment 18 of our letter dated January 11, 2012. Please update your beneficial ownership table on page 45 to reflect Integrated Capital’s beneficial ownership of your common stock. In this regard, please note that a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. For purposes of determining Integrated Capital’s beneficial ownership percentage only, you should increase your total outstanding shares by the amount beneficially owned by Integrated Capital and disclose by footnote the nature of this calculation. You should also provide footnote disclosure clarifying that the shares beneficially owned by Integrated Capital are not currently outstanding. See Rule 13d-3 under the Securities Exchange Act of 1934.

As requested we have included in this section all shares of common stock into which Integrated Capital Partners’ Series A Preferred stock are convertible into.

Board of Directors, page 42

9. Please revise the third sentence of the first paragraph under this subheading on page 42 to update the date upon which the directors’ current terms will expire.

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com

PAZOO, INC.

We have updated this disclosure to reflect the current expiration date of November 16, 2012, for our current directors.

Audited Financial Statements – Fiscal Year Ended December 31, 2010

Balance Sheet, page 47

10. Please revise your disclosure to include the par value amounts for your common stock and preferred stock on the face of the balance sheets. Please also disclose any stated or liquidation value of preferred stock in the notes to the financial statements.

We have made the requested changes to the Balance Sheet in Amendment No. 4.

Notes to Financial Statements

Note 1 – Description of Business and Accounting Policies, page 51

11. We note your response to comment 38 of our letter dated January 11, 2012, but we have been unable to locate the revised disclosure regarding your accounting policy relating to upgrades and enhancements to your website and software development costs. Please advise or revise. Refer to FASB ASC 350-40-25-7 and ASC 350-50-25 as applicable.

We have added a section titled “Internal-use Software and Website Development” to this note in Amendment No. 4.

Note 6 – Subsequent Events, page 53

12. On page 3 you state the conversion rate for the Series A Preferred stock is 10:1. Your revised disclosure and response to comment 35 of our letter dated January 11, 2012 states the conversion rate for the Series A Convertible Preferred Stock is 1:1. Please revise to disclose the correct conversion rate.

Amendment No. 3 contained a typographical error which has been corrected in Amendment No. 4.

Unaudited Financial Statements – From Inception (on November 16, 2010) to September 30, 2011

13. Please provide updated audited financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

We have revised our financial statements to include the accounting period January 1, 2011 through December 31, 2011.

Unaudited Balance Sheets, page 55

Statement of Stockholders’ Equity, page 58

14. We note from the disclosure in Note 2 that your preferred stock has a par value of $0.001.  Please advise us why you classified the full amount of the proceeds as preferred stock as opposed to breaking it out between contributed capital and additional paid in capital. If you agree that segregation between the 2 elements is required under GAAP, you should revise your balance sheet and statement of stockholders’ equity as of September 30, 2011 to correct the error.

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com

PAZOO, INC.

We have made the requested changes to the Balance Sheet  in Amendment No. 4.

Notes for the Nine-Months Ended September 30, 2011 (Unaudited)

Note 2 – Stockholders’ Equity, page 61

Preferred Stock

15. We note your response to comment 39 of our letter dated January 11, 2012 regarding your preferred stock. Please revise to disclose the voting rights, maturity date and liquidation rights of the Series A and other two classes of preferred stock. Refer to the guidance in Rule 5-02.28 of Regulation S-X and FASB ASC 505-10-50-3.

We have made the requested changes to this Note in Amendment No. 4.

Recent Sales of Unregistered Securities, page 66

16. We reissue, in part, comment 41 of our letter dated January 11, 2012. For each unregistered securities transaction set forth in your table beginning on page 67, please state the facts relied upon to make the cited exemption available. Additionally, for each transaction where you relied on the exemption provided by Regulation D, please state the specific Rule under Regulation D upon which you relied. See Item 701 of Regulation SK.

We have made the requested changes to this section in Amendment No. 4.

Signatures, page 64

17. We reissue comment 42 of our letter dated January 11, 2012. Mr. Cunic must also sign the registration statement in his individual capacity as chief executive officer. Therefore, presuming Mr. Cunic again signs on behalf of the company, Mr. Cunic’s signature should appear in two places: (i) after the first signature certification language, and (ii) after the second certification language alongside the signatures of your other officers and directors. Please revise.

We have made the requested changes to the signature page in Amendment No. 4.

Exhibit 5.1 Legal Opinion

18. Please have counsel revise the first sentence of its opinion to reference the correct number of shares being offered pursuant to the registration statement. The opinion currently references 48,182,000 shares common stock and the registration statement only pertains to the offer of 212,000 shares of common stock.

Counsel has revised its legal opinion to address these requested changes.

19. We reissue comment 44 of our letter dated January 11, 2012. Your response states that “corrections have been made” but it appears that no changes were made in response to our comment. Please have counsel revise the second paragraph of its opinion to represent that in issuing its opinion it has reviewed all documents it deems necessary, and to remove any indication that it is under no obligation to verify the adequacy of such documents. Please refer to the guidance set forth in Staff Legal Bulleting No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) available on our website at www.sec.gov/interps/legal/cfslb19.htm.

Counsel has revised its legal opinion to address these requested changes.

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com

PAZOO, INC.

We look forward to working with you to resolve any comments the Commission may have in hopes of obtaining a Notice of Effectiveness of our Form S-1.

Please feel free to e-mail me at Greg@Pazoo.com with any further communications.

Yours sincerely,

/s/ Gregory Jung

Gregory Jung
Chief Financial Officer

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com